UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rainmaker Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

750875106 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP NO. 750875106	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Laurel A. James

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,527,383 (1) 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 2,527,383 (1) 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,527,383 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%

12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 750875106	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer:

Rainmaker Systems, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1800 Green Hills Road

Scotts Valley, CA 95066

Item 2(a)	Name of Person Filing:

Laurel A. James

Item 2(b)	Address of Principal Business Offices or, if none, Residence:

P.O. Box 2154 – 186 South Benjamin Drive

Stateline, NV 89449

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

750875106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c) check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

	(a) Amount Beneficially Owned: Shares	2,527,383 (1)

	(b) Percent of Class: %	6.5%

(c) Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote:	2,527,383 (1)

	(ii) shared power to vote or to direct the vote:	0

	(iii) sole power to dispose or to direct the disposition of:	2,527,383 (1)

	(iv) shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

CUSIP NO. 750875106	13G	Page 4 of 4 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

(1)	Held by Laurel A. James, Trustee of the Laurel Ann James Grantor Trust dated July 3, 1997.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003 Date

/s/ LAUREL A. JAMES (Signature)

Name:	Laurel A. James